SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 10, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

UPDATE: ChipMOS TECHNOLOGIES TO ACCELERATE START OF US$25.0 MILLION SHARE REPURCHASE PROGRAM; ChipMOS Taiwan BOARD APPROVES SEPARATE REPURCHASE PROGRAM

Hsinchu, August 10, 2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services, today announced that its Board of Directors has authorized an accelerated start of the Company’s previously announced repurchase of US$25.0 million of the Company’s common stock from the open market. Under the accelerated start, the repurchases are expected to begin five business days from the date on which ChipMOS and its broker enter into a plan, which is anticipated to occur one business day after the Company reports results for the second quarter of 2015 on August 11 (Taiwan). The share repurchase program will be in compliance with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company also announced that a second share repurchase program has been authorized by the Board of Directors of ChipMOS TECHNOLOGIES INC., (“ChipMOS Taiwan”; Taiwan Stock Exchange Ticker 8150), the Company’s 58% owned subsidiary. Under the second program, 20,000,000 shares are authorized to be repurchased from the open market on the Taiwan Stock Exchange. The repurchase price is set at or below NT$41.34 with the total amount up to NT$826,800,000 (approximately US$26.5 million). The repurchase plan is authorized to run from August 11, 2015 to October 10, 2015. If all 20,000,000 shares are repurchased under the authorized program, it would result in the ownership of ChipMOS in ChipMOS Taiwan increasing to approximately 58.2% from 58.0%. The repurchase impact will be slightly offset by a 15.7 million restricted share grant under the Company’s incentive program to employees of ChipMOS Taiwan by August 31.

Shares under both repurchase programs will be repurchased pursuant to a written plan agreed to and entered into between the respective Company and its broker. The plans specify the total value of shares of the Company’s common stock that may be repurchased and the prices at which the repurchases may occur, subject to the terms and conditions of the plan and applicable law requirements. Purchases under the plans are subject to certain pricing parameters that depend in part upon market prices that fluctuate. Therefore, there is no guarantee as to the number of shares that may be repurchased under the plans. The repurchased shares will be subsequently retired and cancelled.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.